November 20, 2019

Christopher Nelson
President and General Counsel
Q2Earth Inc.
20 Royal Palm Way, Suite 100
Palm Beach, FL 33480

       Re: Q2Earth Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 5, 2019
           File No. 000-55148

Dear Mr. Nelson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 2: Approval of Reverse Stock Split of the Company's Common Stock, page
6

1. We note your disclosure on page 8 indicating that the "reverse split is not intended as, and will not have the effect of, a 'going private transaction' covered by Rule 13e-3" and that following the split you will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934. Please tell us whether the proposed reverse stock split could make you eligible to terminate the registration of your common stock under
      Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). In your response, please focus on the number of holders of record as defined in Rule 12g5-1 of the Exchange
      Act. As applicable, please tell us how you intend to comply with the requirements of Rule
      13e-3 of the Exchange Act.
2. Please revise to indicate whether stockholders' authorization to the board of directors to effect the reverse split is limited in terms of duration. As applicable, please revise to discuss risks associated with an extended authorization.
 Christopher Nelson
Q2Earth Inc.
November 20, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph McCann at (202) 551-6262 or Christine Westbrook at
(202)
551-5019 with any questions.



                                                          Sincerely,
FirstName LastNameChristopher Nelson
                                                          Division of
Corporation Finance
Comapany NameQ2Earth Inc.
                                                          Office of Life
Sciences
November 20, 2019 Page 2
cc:       Joel Mayersohn, Esq.
FirstName LastName